U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For October 24, 2005
TRAMFORD INTERNATIONAL LIMITED
Room 2413, 24/F., Shui On Centre
8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -

Tramford Announces the results of the 2005 Annual Meeting of Shareholders
HONG KONG — October 24, 2005 — Tramford International Limited (NASDAQ: TRFDF) (“Tramford” or the “Company”) today announced that the 2005 Annual Meeting of Shareholders was held on October 21, 2005. The results of the meeting are as follows:
(1)	The eleven (11) directors namely, Changshan Zhao, Jeff Qian, Alan Li, Ju Zhang, Michael Siu, Peter Fu, L C Wan, Meng Wan, Yezhong Ni, Weidong Wang and Xinping Shi, were re-elected to serve the board of directors until the end of the next annual meeting of shareholders and until their respective successors are elected and qualified.

(2)	The Special Resolution to amend the Memorandum and Articles of Association in the form as set out in the Proposal 2 of the Proxy Statement dated September 21, 2005, was passed.

(3)	The Special Resolution to approve the acquisition by the Company of the 51% equity interest in Future Solutions Development Inc. (“FSD”) and the option to acquire the remaining 49% equity interest in FSD, was approved.

(4)	The proposal to adopt the Company’s 2005 Stock Plan was approved by shareholders.

(5)	The appointment of PricewaterhouseCoopers as the Independent Registered Public Accounting Firm for the Company for the fiscal year ending December 31, 2005, was approved.

SIGNATURE
Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tramford International Limited (Registrant) Date: October 24, 2005
By:	/s/ Michael Siu
Name:	Michael Siu
Title:	Executive Director Chief Financial Officer Company Secretary